November 3, 2011	VIA EDGAR & OVERNIGHT MAIL

Ms. Jennifer Thompson, Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Best Buy Co., Inc.
Form 10-K
Filed April 25, 2011
File No. 1-09595

Dear Ms. Thompson:

On behalf of Best Buy Co., Inc. (“Best Buy”, “we”, “us”, or “our”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-referenced Form 10-K, as set forth in your letter dated October 11, 2011.  For convenience, the staff's numbered and bulleted comments are shown below in bold text, followed by Best Buy's responses.

To assist the staff with its review, we will separately deliver a copy of this letter to you and Mr. Blume by overnight mail.

Form 10-K for the Fiscal Year Ended February 26, 2011

Note 12. Segment and Geographic Information, page 115

1.
We have reviewed your response to prior comment five in our letter dated August 17, 2011 and the sample monthly and quarterly review packages provided to us. Based on this information, it remains unclear how you determined you have only two operating segments. Please respond to the following comments to assist us in better understanding this matter:

•
Your response states that the CODM reviews financial performance and allocates resources only at the total enterprise, Domestic segment, and International segment levels. It is unclear how the monthly and quarterly reports provided to us demonstrate that this is the level at which the CODM reviews financial performance and allocates resources. Please provide us with any additional internal reports or other information to better demonstrate the level at which the CODM reviews financial performance and allocates resources. For example, if there are reports in which the CODM compares forecasted results to actual at only the total enterprise, Domestic segment, and International segment levels, or if there are budgets at only these levels, this information would greatly assist us in understanding your position.

•
We note that the sample reports provided to us did not include a sample of the quarterly reports sent to your Board of Directors. As we believe these reports are often useful in determining how the CODM manages the company, please provide us with sample copies of the “Board Materials” distributed to your Board members.

•
We note that the monthly and quarterly reports provided to your CODM prominently present quantitative financial data and supporting analysis of your International operations by geographic region. Additionally, the monthly reports present quantitative financial data and supporting analysis of your Domestic operations by Customer Solutions Groups (“CSGs”). Accordingly, it appears that your Domestic segment's CSGs and the geographic regions of your International segment may represent operating segments since they engage in business activities from which they earn revenues and incur expenses, have operating results regularly reviewed by the CODM for purposes of allocating resources and assessing performance, and have discrete financial information available. If you continue to believe that the information reflected in the CODM reports that you provided to us does not reflect the level at which the CODM manages the company, please explain to us in more detail the basis for your belief.

In our previous correspondence on this matter, we have provided you with an overview of the manner in which Mr. Brian J. Dunn, our Chief Executive Officer ("CEO") and Chief Operating Decision Maker ("CODM"), makes operating decisions, allocates resources and assesses performance of our enterprise. We acknowledge that the two example financial reports that we provided to you, when taken in isolation, could appear to suggest that more than two operating segments exist, based solely on the information they include. However, as we discuss below, our CODM focuses on information at the enterprise, Domestic segment and International segment levels and uses only that information in allocating resources and assessing performance, which supports our conclusion that we have two operating segments. We have organized our response to your comments as follows:

•
Assessing performance – we will provide more detail on the process with which the CODM assesses performance, including how he uses the documents already provided to you, and other processes he uses, including other financial information which we have also provided as indicated below;

•
Board of Directors ("Board") materials – we have submitted examples of financial materials provided to our Board, as requested, and we will explain their contents and how they are used by the Board; and

•
Overall assessment of our determination of operating segments – we will provide more context on the CODM's and segment managers' processes for setting strategy, making operating decisions, allocating resources and assessing performance, to demonstrate to you in more detail how we have concluded that we have two operating segments.

1.	Assessing Performance - CODM Processes

Overview of the CODM's Approach to Assessing Performance

We operate in a highly competitive industry and for the last three years have faced significant macroeconomic uncertainty. We are committed to being as efficient as possible. Creating many different versions of reports absorbs significant time for our management teams, and we have been rigorous in reducing the time and effort taken to tailor reports to specific users and focusing instead on comprehensive, multi-purpose documents. We believe that an objective evaluation of our operating segments needs to be cognizant of this reality, and, as we aim to clarify below, we do not believe it is accurate to assume that the CODM uses every page of each report or each item of information to make operating decisions and allocate resources.

The primary method the CODM uses to assess performance of our segments is review of key performance metrics (such as revenue growth or gross profit rate) and financial information with segment managers. For the Domestic segment, segment managers comprise co-Domestic Presidents. International segment managers comprise the currently-vacant International President position and the International Chief Financial Officer. In this context, it is helpful to understand the sequence in which the CODM applies these processes within a typical quarterly cycle:

•	The enterprise Chief Financial Officer provides the the CODM with a verbal update of the monthly results, covering only results at the enterprise, Domestic segment and International segment levels;

•
Monthly Enterprise P&L Flash – the first financial report received by the CODM following the monthly close, which includes income statement information in a format similar to externally-filed financial statements; the CODM uses the Flash report to determine results at the enterprise, Domestic segment and International segment levels;

•
Monthly Performance Package (July fiscal year 2012 document previously provided) – the second financial report received by the CODM, which provides more detailed financial information in the form of key financial metrics, income statements and commentaries to provide explanations for significant trends and variances; the CODM uses the information in the Monthly Performance Package to determine notable items at the segment level warranting further discussion with segment managers;

•
Monthly CEO Review Meetings – this is the primary method the CODM uses to assess performance of each segment; Finance and segment leaders explain the results of the segments to the CODM; these meetings occur shortly after the issuance of the Monthly Performance Package; and

•
Quarterly Business Reviews (Q2 fiscal year 2012 document previously provided) – these meetings typically occur following each fiscal quarter end, by which time the CODM has already reviewed monthly performance during the Monthly CEO Performance Meetings.

A more detailed analysis of these key steps in the CODM's monitoring of performance is provided below.

Monthly Enterprise P&L Flash

The Flash report is issued immediately following our monthly close, and is primarily provided to Finance leaders, segment managers and the CODM. It includes results at the enterprise, Domestic segment, International segment and country levels. The country results are included solely for the benefit of the International segment managers. The CODM reviews enterprise results, particularly with regard to revenue and earnings-per-share trends and how these trends compare to internal projections and external guidance. He also reviews the results at total Domestic segment and total International segment levels to highlight how segments have contributed to any notable trends or variances observed at the enterprise level. Since the Flash report does not include any commentary or other insights into results, he does not use it to form opinions on causes of, for example, variances to budget or items to be further discussed with segment managers, or to make operating decisions.

Monthly Performance Package

The Monthly Performance Package is circulated to our segment managers, CSG and channel leaders (in our Domestic segment), country leaders (in our International segment), as well as the CODM and certain other executive officers. These groups use the report for different purposes and focus their attention on different pages of the report. As previously discussed, the Monthly Performance Package is intended to be a multi-purpose document that meets the diverse needs of various levels of executives and management, as is consistent with our philosophy of minimizing the volume of financial reports for reasons of efficiency.

The CODM uses the Monthly Performance Package to review more detailed financial metrics and income statements at the enterprise, Domestic segment and International segment levels. The commentary included also allows him to gain an appreciation of key business drivers affecting performance and formulate an initial list of issues to be discussed with segment managers.

The following summarizes how the Monthly Performance Package is utilized by the CODM:

Enterprise Trends and Performance Update (pages 3-5)

These pages illustrate key financial indicators on a consolidated enterprise basis. The CODM is the primary reviewer of these pages, although certain other users also review them to provide context. Page 3 allows the CODM to see graphically the enterprise performance and to appreciate trends and variances in comparison to prior periods and forecasts. By reviewing this page, the CODM is able to identify high level trends and determine items which warrant further investigation. Page 4 provides consolidated financial metrics over several periods, with commentary to provide insight into notable trends and variances. Page 5 provides consolidated income statement information along with certain other key non-financial metrics (including connections volumes and employee satisfaction ratings) that he has established as strategic priorities, with comparison to prior periods and forecast. Page 5 also provides commentary and insight into notable trends and variances. With the information and insights provided by pages 3-5, the CODM is able to identify key issues for further consideration.

Cash Flow (page 6)

This page presents summary cash flow information for the year-to-date period compared to prior year and budget, and is primarily reviewed by Finance executives. The CODM may review this page as part of his review of the Monthly Performance Package and will generally do so if significant cash flow issues are identified by Finance executives, in which case the information included on this page may be reviewed with the CODM during the Monthly CEO Review Meeting (discussed below).

Capital Spending and Working Capital (page 7)

The capital expenditures section of this page summarizes year-to-date capital spending compared to the prior year and forecast. This page is primarily used by segment managers, to review how their segments are progressing with annual capital expenditure plans and working capital management targets. The CODM does not regularly track spending against approved capital expenditures once he has approved allocations between the Domestic and International segments, unless segment managers draw any significant issues to his attention.

Domestic Segment Financial Summary

This page includes overall Domestic segment financial results and metrics and non-financial metrics (consistent with the enterprise information included on page 5), with comparisons to prior period results and forecasts. The CODM uses this page to evaluate how the Domestic segment has contributed to notable enterprise-level trends and variances noted from review of page 5. The commentary provided allows for him to evaluate which trends and variances warrant further discussion with Domestic segment leaders.

This page is also reviewed by Domestic segment leaders to provide high-level insight into key trends and variances that warrant further discussion.

Pages 9-16

These pages are prepared for and reviewed in detail by Domestic segment leaders. Domestic segment managers use this information to identify notable trends and variances that warrant further discussion with CSG or channel leaders. CSG and channel leaders also review the pages relevant to their areas to facilitate their discussions with Domestic segment managers. The CODM does not use these pages to assess performance or make decisions regarding resource allocation.

International Segment Performance Update

This page includes overall International segment financial results and metrics and non-financial metrics (consistent with the enterprise information included on page 5), with comparisons to the prior period and forecasts. The CODM uses this page to evaluate how the International segment has contributed to notable enterprise-level trends and variances noted from review of page 5. The commentary provided allows for him to evaluate which trends and variances warrant further discussion with International segment managers.

This page is also reviewed by International segment leaders to provide high-level insight into key trends and variances, and identify, for example, country-level variances that warrant further discussion with country leaders. Country leaders also review the pages relevant to their countries to facilitate their discussions with International segment managers.

Pages 18-21

These pages are prepared for and reviewed in detail by International segment managers. International segment managers use this information to identify notable trends and variances that warrant further discussion with country leaders. The CODM does not use these pages to assess performance or make decisions regarding resource allocation.

Appendices (pages 23-31)

The appendices contain various external and internal information, including lower level results and metrics. The appendices are reviewed, as necessary, by Domestic CSG and channel leaders and leaders of each country comprising the International segment. The CODM does not use these pages to assess performance or make decisions regarding resource allocation.

Monthly CEO Review Meetings

Monthly CEO Review Meetings are a vital element of the CODM's overall approach to assessing performance. Each meeting is normally attended by the following officers and managers:

•	The CODM;

•	Enterprise Chief Financial Officer;

•	The Finance Vice President responsible for enterprise financial planning and analysis;

•	Domestic segment managers; and

•	International segment managers.

We are sending to you under separate cover a copy of the August 2012 Monthly CEO Review Meeting materials, together with a request for confidential treatment. The Monthly CEO Review Meeting materials are not circulated to the CODM, but are made available during the meeting to refer to the specific pages, as necessary. The materials, which are primarily compiled from existing pages included in the Monthly Performance Package, are structured as follows:

•	Full enterprise income statement;

•	Domestic segment and International segment income statements down to operating income;

•	Domestic segment financial summary, including commentary;

•	Domestic segment rate/mix summary by CSG (includes revenue and gross profit information);

•	Domestic inventory by CSG;

•	Domestic cash flow and working capital;

•	International segment financial summary, including commentary; and

•	Financial summaries by country, including commentary.

The Monthly CEO Review Meeting commences with an overview of enterprise results followed by segment managers outlining their respective progress against key segment strategies, financial results in comparison to prior periods and budget and notable trends and variances. The Domestic segment managers' review includes segment-wide factors, such as, for example, store traffic or the impact of the expansion of tablet sales. International segment managers' review includes factors, such as, for example, the impact on revenues of the timing of global releases of handsets and the impact of new store openings in our growth markets.

The CODM's primary objectives for the meeting are:

•
To maintain an up-to-date understanding of the past and likely future performance of the two segments, with particular focus on likely future performance against budget and the implications for enterprise performance;

•	To gain an understanding of current global business trends, including, for example, product and vendor trends;

•	To set out his expectations of financial performance for the short- to medium-term;

•	To assess the performance of the segment managers in their oversight of the components within their respective segments; and

•	To provide coaching and guidance to segment managers on broad enterprise trends and strategies.

Consistent with his other activities, the CODM does not utilize these meetings to direct segment managers to take actions with regard to the components of their respective segments, or to assess performance or allocate resources below the segment level. Segment managers do not present CSG- or country-level decisions to be made by the CODM. The CODM does, however, emphasize his expectations of future performance at the segment level. For example, he may emphasize the importance of his expectation that segments achieve their respective goals for control of selling, general and administrative ("SG&A") expenses and direct segment managers to address any budget overruns to achieve budgeted rates within a certain timeframe. He does not direct them as to specific actions to be taken to achieve this, or which CSGs or countries to focus on. Segment managers determine what actions need to be taken within their respective segments, and they implement these actions in conjunction with CSG and country leaders.

Quarterly Business Review Materials

The Quarterly Business Review materials are prepared to facilitate the quarterly Quarterly Business Review meeting. The primary objectives of the meeting are to:

•	Identify opportunities for the CODM to provide assistance, for example through discussion with the leader of a global vendor partner;

•	Provide CSG and country leaders insight into issues affecting our global operations;

•	Develop business acumen of leaders as global retail experts;

•	Share ideas and best practices; and

•	Identify risks and opportunities.

The Quarterly Business Review materials are not reviewed in detail during the meeting. The form and content of the materials tend to vary based on key focus areas at any particular time, and they are intended to allow referral to specific pages that may be relevant to the unfolding discussion areas.

The CODM does not use the Quarterly Business Review meeting to make operating decisions, issue tactical directions or allocate resources. His role in the Quarterly Business Review meeting is primarily to ensure that effective dialog occurs and that all leaders present understand and can learn from the global experiences highlighted during the discussions. He also uses the discussion to reinforce his vision and strategic priorities for the enterprise, the Domestic segment and the International segment.

2.	Board Materials

Materials are provided to our Board of Directors on a quarterly basis. Separate additional materials are provided to the Audit Committee. We will describe each in turn.

Audit Committee Materials

Once per quarter, a Performance Summary document is reviewed with Audit Committee members prior to the earnings release for that quarter. The CODM regularly attends these meetings. We are sending to you under separate cover a copy of the fiscal 2012 second quarter Performance Summary for your review, together with a request for confidential treatment.

The document includes the following key sections:

•	Consolidated enterprise performance summary (income statement and related metrics);

•	Executive summary of key enterprise income statement trends (drivers affecting net earnings, earnings-per-share, operating income and comparisons to external analyst consensus);

•	Analysis of key factors affecting variances to prior-year results for enterprise revenue, gross profit rates and SG&A expenses;

•	An analysis of notable transactions (typically non-recurring items) and key areas of accounting judgment specific to the quarter;

•	Separate sections focused on the following for both the Domestic and International segments:

•	Summary income statement with commentary on the key drivers;

•	Separate pages to summarize key drivers affecting revenue, gross profit rate and SG&A;

•
In addition, a page summarizing results by country for the International segment without any form of commentary; this page was added at the request of a newly-appointed Audit Committee member with particular expertise in one of our geographic areas; however, this page is not part of management's presentation during the meeting; and

•	Consolidated enterprise balance sheet and cash flow statements.

The Audit Committee reviews this information to gain an understanding of key performance trends in our Domestic and International segments to assist them in their review of our earnings release and quarterly SEC filings. In addition, they focus on accounting judgments made to facilitate discussion with management and our independent auditors during Audit Committee meetings.

Full Board Materials

The members of our Board are focused on the proper execution of their fiduciary responsibilities. Accordingly, they receive detailed materials that allow them to focus their attention on areas or issues they feel are important at any point in time. Financial information and other Board materials are provided in advance of Board meetings to allow Board members to identify matters that they feel are worthy of further discussion at such meetings. Separate materials of a topical nature are presented by management during Board meetings, and Board members are provided the opportunity to ask questions and highlight issues or areas they wish to discuss further from the Board materials. As a member of the Board, our CODM attends all Board meetings and reviews the Board materials.

While the materials provided are detailed and include financial information relating to product and country performance, the primary focus is on enterprise and Domestic and International segment results. The primary focus areas for the Board's review are as follows:

•	Macro-economic conditions;

•	The competitive retail environment, and how our enterprise and our competitors are being impacted; and

•	Our progress relative to our strategic priorities, including our financial progress relative to expectations.

The full Board materials present financial and operating information with respect to our Domestic and International segments. The CODM's primary focus in reviewing the Board materials remains on our two segments.

The Board materials also contain supplemental financial and operating information based upon a regional structure comprising three global regions: North America (comprising our operations in the United States, Canada and Mexico), Europe and Asia (comprising our operations in China and, until recently, Turkey). The three-region structure presents an alternative view of the financial and operating performance of our global business for the benefit of members of our Board of Directors. The supplemental three-region presentation has been included in the Board materials for approximately one year as part of a preliminary consideration of a potential future organizational structure. Consideration of an alternative structure was deemed appropriate in light of the plans that we had for international expansion. We are re-considering whether to proceed further with this alternative view of our enterprise in light of changes made to our International segment during the last year, such as the closure of our Best Buy test stores in China and Turkey and our decision to moderate our immediate-term investments in new global markets. Moreover, we do not believe that the inclusion in Board materials of the supplemental three-region information affects our determination that Best Buy currently has, and has had, two operating segments. In the unlikely event that we decide to adopt the three-region structure as the primary means by which the CODM allocates resources and assesses performance, we understand that we will need to reconsider our existing operating segment determination. However, our CODM's focus in assessing performance and allocating resources has been, and continues to be, on the Domestic and International segments. As you will note from review of the management reporting materials we have provided to you, the three-region structure is not utilized by management for assessing performance or allocating resources.

As you requested, we are sending to you under separate cover a set of recent full Board materials, together with a request for confidential treatment.

3.	Overall Assessment of Our Determination of Operating Segments

In order to provide a comprehensive summary of our determination of operating segments, we will organize this section into the following subsections:

i.	Setting Strategy and Operating Decision-Making;

ii.	Allocation of Resources; and

iii.	Assessment of Performance.

i.	Setting Strategy and Operating Decision-Making

Setting Strategy

The CODM is responsible for setting the global vision for our enterprise. This includes, among others, such elements as how we meet the needs of our various stakeholders, the global perception of our brands and how we harness the talents of our employees. The CODM also has ultimate responsibility for setting global enterprise strategy and financial targets. For example, current strategic priorities identified by the CODM include: pursuing "connected world" opportunities by offering customers integrated solutions including services, connections, hardware and related accessories; exploiting our multi-channel, multi-category retail business with a diversified collection of physical properties, websites and mobile applications; and targeting investment in global markets with highest growth potential. It is also the CODM's responsibility to appoint Domestic and International segment leaders, as well as his other direct reports.

It is the responsibility of our segment managers to embrace the global vision and strategic priorities set out by the CODM and to apply them to develop strategies and financial investment and performance criteria for their segments. For example, our Domestic managers, and not the CODM, have full responsibility for strategy in our Domestic business, including, for example, in the following respects:

•	Changes to our retail store footprint;

•	Store layouts;

•	The level of investment in each of our CSGs;

•	Information technology system priorities;

•	Strategic vendor relationship management activities; and

•	Labor operating models.

In turn, responsibility for strategy at the CSG level rests with separate CSG leaders, and includes matters such as development of new product and services offerings, pricing and promotional activities.

Similarly, our International segment managers have full responsibility for strategy in our International segment, including, for example, in the following respects:

•	The countries in which we should operate;

•	The level of investment in each country;

•	The brands and store formats we should operate in each country; and

•	Managing segment vendor relationships.

Country leaders have responsibility for setting strategy at their country level – for example, which local regions to target for new store growth.

Operating Decision-Making

The responsibility for making operating decisions follows the same pattern. The CODM's decision-making focuses on the following:

•	Appointing the managers of the Domestic and International segments;

•	Determining financial targets at the enterprise, Domestic segment and International segment levels;

•	Approving capital investments within certain thresholds, in accordance with our Delegation of Authority Policy;

•
Formulating contingency plans to respond to short-term changes in macroeconomic conditions; for example, the CODM may direct segment managers to target lower SG&A spending for a specified time period; he empowers segment leaders to determine how to achieve these targets, and does not direct them to take specific actions; and

•	Managing global vendor relationships.

Segment managers are fully empowered and responsible for making operating decisions for their segments. For example, Domestic segment managers are fully responsible for operating decisions such as:

•	Appointing the leaders of each CSG and channel;

•	Determining marketing and advertising spend and the nature of advertising programs;

•	Approving capital investments within certain thresholds, in accordance with our Delegation of Authority Policy;

•	New store opening plans;

•	Determining retail floor space to be allocated to each CSG;

•	The level of investment to be allocated to each CSG; and

•	Performance targets of each CSG and channel, to enable them to meet their overall segment targets established by the CODM.

CSG leaders are responsible for decisions such as merchandising, product assortment, pricing and promotional activity within their CSGs.

Similarly, International segment managers are responsible for operating decisions such as:

•	Appointing the leaders of each country;

•	Performance targets for each country, to enable them to meet their overall segment targets established by the CODM; and

•	Approving capital investments in excess of certain thresholds, in accordance with our Delegation of Authority Policy.

Country leaders are responsible for all local operating decisions such as merchandising, store locations, advertising and marketing and labor deployment.

We believe this approach to the setting of strategy and operating decision-making is typical in the retail industry. While broad strategies can be defined at the enterprise level, it is essential for a retail business to fully embrace the customs and culture of its local markets.

ii.	Allocation of Resources

Our process to manage allocation of resources falls into two primary activities: budgeting financial performance and allocation of capital expenditures.

Budgeting Process

We utilize a five-year planning process to develop long-term enterprise targets. The CODM establishes targets for the five-year plan at the total enterprise, Domestic segment and International segment levels. The managers of the Domestic segment and International segment set five-year plans for CSGs and countries, respectively, which, at the total segment level, are consistent with the total segment five-year targets set by the CODM.

Annual fiscal year budgets are set at the beginning of each fiscal year. The process is broadly as follows:

•	The CODM outlines budgetary targets at the enterprise, Domestic segment and International segment levels;

•	Segment managers set targets for CSG and country leaders, consistent, in aggregate, with the total segment budget targets established by the CODM; and

•	CSG and country leaders develop detailed budgets consistent with targets set for their areas by segment managers.

The CODM's participation in the budgeting process is limited to determining budgetary targets for the enterprise and the two segments. The CODM reviews the budget plans developed by the components of each segment to ensure they are aligned with his strategic priorities for the enterprise and the two segments.

During the course of each fiscal year, updates are made to budgets to take account of actual results and expectations for the balance of the fiscal year (with each update referred to internally as a "forecast"). The setting of forecasts follows the same pattern described above, with the CODM reiterating budget targets or setting new forecast targets at the enterprise and segment level, and segment managers setting forecast targets for each component.

Financial budgets and forecasts are a vital tool in assessing performance, in that they allow all levels of management, including the CODM, to monitor performance against our latest targets. Budget or latest forecast information is included in most financial reporting packages, and comparison of actual results with budget or latest forecast is the primary focus of the CODM's discussions with segment managers to assess performance.

Allocation of Capital Expenditure Budgets

The process to determine enterprise capital expenditure budgets and allocate them throughout the enterprise is an annual exercise. Before the start of each fiscal year, the CODM determines the maximum level of enterprise investment in conjunction with the enterprise Chief Financial Officer, taking into account such factors as strategic priorities, return on investment requirements, liquidity, capital structure and economic outlook.

Once the CODM has determined the maximum level of enterprise investment, he considers how this should be allocated to each segment in consultation with segment managers. The CODM considers the range of opportunities presented by segment managers and ultimately determines the allocation to each segment. Segment managers then assume full responsibility for allocating their segment budget to their components. The CODM does not provide direction in this regard and does not approve the allocation decisions taken by segment leaders.

iii.	Assessing Performance

In section 1 above, we provided you additional context regarding the CODM's approach to assessing performance. We also explained that the CODM utilizes the content of reports previously provided to you on a selective basis, focusing on results and metrics at the enterprise, Domestic segment and International segment levels. While we remain committed to our philosophy and practice of limiting the volume of management reporting packages, we are willing to consider changing or limiting the content of financial and operating reporting materials received by the CODM, if necessary to further support and confirm the process by which the CODM does, and does not, use reporting materials.

* * *

Conclusions

Our objective in this letter is to provide you with additional context regarding the manner in which our CODM manages our business to enable you to appreciate the full range of factors we have considered in our determination that we have two operating segments: Domestic and International. We have provided you a more detailed description of the financial reports received by our CODM and how he uses – and does not use – them. We have described the approach that the CODM takes to setting strategy at the enterprise level and the management structure in place to shape segment and component level strategy and make operating decisions. We have described our method for allocating resources – specifically, how the CODM engages in the budgeting and forecasting process for our enterprise and segments, and the process he uses to determine annual budgets for enterprise capital expenditures and allocate them to our segments.

The segment disclosures included in our annual financial statements currently comprise the following:

Description	Location
Revenue by segment	Segment footnote to the financial statements
Operating income by segment	Segment footnote to the financial statements
Assets by segment	Segment footnote to the financial statements
Revenue product mix by segment	Segment footnote to the financial statements
Capital expenditures by segment	Segment footnote to the financial statements
Depreciation by segment	Segment footnote to the financial statements
Revenue by geographic location	Segment footnote to the financial statements
Long-lived assets by geographic location	Segment footnote to the financial statements
Revenue by segment	Management Discussion and Analysis
Gross profit by segment	Management Discussion and Analysis
SG&A expenses by segment	Management Discussion and Analysis
Operating income by segment	Management Discussion and Analysis
Comparable store sales by segment	Management Discussion and Analysis
Revenue product mix by segment	Management Discussion and Analysis

In our Segments footnote to our financial statements, we provide a concise explanation of our determination of operating and reportable segments. For example, in our fiscal 2012 second quarter filing we stated:

"Our chief operating decision maker ("CODM") is our Chief Executive Officer. Our operations are organized into two operating segments: Domestic and International. These operating segments are the primary areas that our CODM reviews when assessing performance and allocating resources. We do not aggregate our operating segments, so our operating segments also represent our reportable segments. The Domestic reportable segment is comprised of all operations within the U.S. and its territories. The International reportable segment is comprised of all operations outside the U.S. and its territories. Our CODM relies on internal management reporting that analyzes segment results to the operating income level."

In future filings, we plan to provide more detailed disclosures to explain in more detail how we have determined our operating segments, in a manner we expect to be substantially as follows:

"Our chief operating decision maker ("CODM") is our Chief Executive Officer. Our business is organized into two segments: Domestic (which is comprised of all operations within the United States and its territories) and International (which is comprised of all operations outside the United States and its territories). Our CODM has ultimate responsibility for enterprise decisions. Our CODM determines, in particular, resource allocation for, and monitors performance of, the consolidated enterprise, the Domestic segment and the International segment. Segment managers for the Domestic segment and the International segment have full responsibility for setting strategy, making operating decisions, allocating resources and assessing performance within their respective segments. Our CODM does not make operating or other decisions below the segment levels. Our CODM relies on internal management reporting that analyzes segment results to the operating income level.

We do not aggregate our operating segments, so our operating segments also represent our reportable segments."

Given our extensive current disclosures, including revenue disclosure by product category and geographic location, and our proposed enhancements to disclosures described above, we believe any further identification and disaggregation of operating segments would not provide meaningful incremental information to our investors. We continue to believe that our two-segment presentation is consistent with the objectives and basic principles of ASC 280.

We hereby represent that:

•	Best Buy is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Best Buy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If we can assist with your review of this letter, or if you have any questions on any of the information set forth herein, please telephone me at (612) 291-4840.  My fax number is (952) 430-9979.

Sincerely,

/s/ SUSAN S. GRAFTON

Susan S. Grafton
Senior Vice President, Controller and Chief Accounting Officer

cc:	Andrew Blume, U.S. Securities and Exchange Commission
Brian Dunn, Best Buy Co., Inc.
James Muehlbauer, Best Buy Co., Inc.
Scott Erickson, Deloitte & Touche LLP
Glenn M. Reiter, Simpson Thacher & Bartlett LLP

APPENDIX A

Fiscal 2012 August Monthly CEO Review Meeting Materials
(14 pages redacted)

All content has been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

APPENDIX B

Fiscal 2012 Second Quarter Performance Summary
(21 pages redacted)

All content has been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

APPENDIX C

Fiscal 2012 Second Quarter Board Materials
(76 pages redacted)

All content has been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.